UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES DESIGNATION OF MEMBERS OF THE BOARD OF
DIRECTORS

Medellin, Colombia, March 7, 2011

At the annual general shareholders’ meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) elected the following individuals to the Board of Directors for the period from 2011 to 2013.

David Bojanini García
José Alberto Vélez Cadavid
Carlos Enrique Piedrahita Arocha
Gonzalo Alberto Pérez Rojas
Alejandro Gaviria Uribe
Ricardo Sierra Moreno
Rafael Martinez Villegas

Mr. Alejandro Gaviria Uribe, Mr. Ricardo Sierra Moreno and Mr. Rafael Martinez Villegas satisfy the requirements of independent directors set forth by applicable law.

This election was made in accordance with the requirements of the Colombian Commercial Code and Bancolombia’s by laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 7, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance